Exhibit 99.1

SCOPUS ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

– Additional Details Will Be Announced Shortly –

TEL – AVIV, May 9, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that a Special Meeting of Shareholders will be held on Monday, June 16, 2008 at 4:00 p.m., Israel time, at the offices of the Company, 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel. The record date for the meeting is May 9, 2008. As required by Israeli law, the meeting is convened at the request of Optibase Ltd. (“Optibase”), a 37% shareholder of the Company.

The Company will mail to its shareholders of record a notice and proxy statement describing the matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the meeting is as follows:

1.	To consider and act on the Board’s proposal to amend the Company’s Articles of Association in a manner that will declassify the Company’s Board of Directors, effective as of the next annual meeting (“Proposal 1”);

2.	To consider and act on Optibase’s proposal to amend the Company’s Articles of Association in a manner that will declassify the Company’s Board of Directors (“Proposal 2”); and

3.	Subject to approval of Proposal 2, to consider and act on Optibase’s proposal to elect five nominees proposed by Optibase to the Company’s Board of Directors (“Proposal 3”).

The affirmative vote of at least seventy five percent (75%) of the votes of shareholders present and voting at the meeting in person or by proxy, excluding abstentions, is required to constitute approval of Proposals 1 and 2. The affirmative vote of at least a majority of the votes of the shareholders present and voting at the meting in person or by proxy, excluding abstentions, is required to constitute approval of Proposal 3. However, if Proposal 2 is not approved by the requisite vote, Proposal 3 will become invalid.

The Board of Directors unanimously recommends that you vote:

—	“FOR” Proposal 1

—	“AGAINST”Proposal 2

—	“AGAINST” Proposal 3

Additional details of the meeting, including the reasons for the Board’s recommendations, will be announced shortly.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net